Exhibit 99.1

ISS and Glass Lewis Recommend That Pactera Shareholders Vote “For” Proposed Going-private Transaction

Beijing, February 25, 2014 - Pactera Technology International Ltd. (Nasdaq: PACT) (“Pactera” or the “Company”), a global consulting and technology services provider strategically headquartered in China, is pleased to announce that Institutional Shareholder Services Inc. (“ISS”) and Glass Lewis & Co., LLC (“Glass Lewis”) have recommended that Pactera shareholders vote for approval of the Company's agreement and plan of merger (the “Merger Agreement”) dated October 17, 2013 under which the Company will be acquired by a consortium led by funds managed or advised by Blackstone (as defined below) for US$7.30 per common share (a “Share”) or US$7.30 per American depositary share (an “ADS”), each representing one Share, of the Company (the “Transaction”). The Transaction has already obtained all necessary antitrust approvals under the PRC Anti-Monopoly Law, the Japanese Act on Prohibition of Private Monopolization and Maintenance of Fair Trade and the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976.

ISS and Glass Lewis are leading independent international proxy advisory firms and their voting analyses and recommendations are relied upon by thousands of major institutional investment firms, mutual funds and fiduciaries throughout the world.

The Company's extraordinary general meeting of shareholders (the “EGM”) to consider and vote on, among other things, the Merger Agreement and the Transaction will be held on Thursday, March 6, 2014 at 10:00 a.m. (Beijing Time) at Building C-4, No. 66 Xixiaokou Road, Haidian District, Beijing 100192, the People's Republic of China. Shareholders of record as of the close of business in the Cayman Islands on February 12, 2014 will be entitled to vote at the EGM. The record date for ADS holders entitled to instruct Deutsche Bank Trust Company Americas, the ADS depositary, to vote the shares represented by the ADSs is the close of business in New York City on January 30, 2014.

The Company's shareholders and ADS holders are encouraged to read the Company's definitive proxy materials in their entirety as they provide, among other things, important information regarding the Merger Agreement and the Transaction. The Company has also retained Ipreo Holdings LLC as its proxy solicitor to assist it in connection with its upcoming EGM. Shareholders and ADS holders who have questions about the Merger Agreement or the Transaction, need additional copies of the Company's proxy materials, or need assistance in voting their Shares are encouraged to contact Ipreo Holdings LLC by email at pactera@ipreo.com (attention: Pactera Team) or by phone at +1 (888) 593-9546 (toll free) or +1 (212) 849-3880 (outside of the United States).

The Transaction is subject to various closing conditions, including a condition that the Merger Agreement be approved by an affirmative vote of shareholders representing two-thirds or more of the Shares present and voting in person or by proxy as a single class at a meeting of the Company's shareholders convened to consider the approval of the Merger Agreement and the Transaction. If completed, the Transaction will result in the Company becoming a privately-held company and its ADSs will no longer be listed on the Nasdaq Global Select Market.

About Blackstone

The Blackstone Group L.P. (together with its affiliates, “Blackstone”) is one of the world's leading investment and advisory firms, with 25 offices around the world. Through its different investment businesses, as of December 31, 2013, Blackstone had total assets under management of approximately US$266 billion, including US$65.7 billion in private equity funds. Through December 31, 2013, Blackstone's private equity funds have invested approximately US$41 billion in 177 transactions in a variety of industries and geographies. Blackstone's private equity funds currently manage a global portfolio of investments in 72 companies, which in aggregate combine to represent over US$86 billion of revenues and over 595,000 employees. Our current global investment fund, Blackstone Capital Partners VI, is one of the largest private equity funds in the world with committed capital of US$16.2 billion.

About Pactera

Pactera Technology International Ltd. (NASDAQ: PACT), formed by a merger of equals between HiSoft Technology International Limited and VanceInfo Technologies Inc., is a global consulting and technology services provider strategically headquartered in China. Pactera provides world-class business / IT consulting, solutions, and outsourcing services to a wide range of leading multinational firms through a globally integrated network of onsite and offsite delivery locations in China, the United States, Europe, Australia, Japan, Singapore, Malaysia, Mauritius and Switzerland. Pactera's comprehensive services include business and technology advisory, enterprise application services, business intelligence, application development & maintenance, mobility, cloud computing, infrastructure management, software product engineering & globalization, and business process outsourcing.

For more information about Pactera, please visit www.pactera.com.

Safe Harbor: Forward-Looking Statements

This news release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "going forward," "outlook" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Pactera's control, which may cause Pactera's actual results, performance or achievements to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to how the Company's shareholders will vote at the meeting of shareholders; the possibility that competing offers will be made; the possibility that debt financing may not be available; the possibility that various closing conditions for the transaction may not be satisfied or waived; and other risks and uncertainties discussed in the Schedule 13E-3 transaction statement and the proxy statement filed by the Company. Further information regarding these and other risks, uncertainties or factors is included in Pactera's filings with the U.S. Securities and Exchange Commission. All information provided in this news release is as of the date of this news release, and Pactera does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact:

Tracy Zhou

Investor Relations

Pactera Technology International Ltd.

Tel: +86-10-5987-5138

E-mail: ir@pactera.com